PSI TECHNOLOGIES HOLDINGS, INC.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 8)

Under the Securities Exchange Act of 1934

PSi Technologies Holdings, Inc.

(Name of Issuer)

Common Shares, par value 1 2/3 Philippine Pesos per share

(Title of Class of Securities)

74438Q 10 9

(CUSIP Number)

c/o Merrill Lynch Global Emerging Markets Partners, L.P.
4 World Financial Center
North Tower
New York, NY 10080
Telephone: (212) 449-1000

With a copy to:
Frank J. Marinaro, Esq.
Merrill Lynch & Co., Inc.
4 World Financial Center
North Tower
New York, NY 10080
Telephone: (212) 449-1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note).

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 3 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Emerging Markets Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 24,295,619*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 24,295,619*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,295,619*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.8%*
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 4 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 24,295,619*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 24,295,619*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,295,619*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.8%*
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 5 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Private Equity, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 24,295,619*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 24,295,619*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,295,619*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.8%*
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 6 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ML IBK Positions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 24,295,619*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 24,295,619*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,295,619*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.8%*
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 7 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 24,295,619*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 24,295,619*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,295,619*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.8%*
14		TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 8 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 24,295,619*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 24,295,619*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,295,619*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.8%*
14		TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 9 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Emerging Markets Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 17,153,995*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 17,153,995*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,153,995*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.3%*
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 10 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Emerging Markets Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 17,153,995*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 17,153,995*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,153,995*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.3%*
14		TYPE OF REPORTING PERSON OO

* Includes 17,133,327 shares of common stock of the issuer issuable pursuant to the terms of the Note (as defined below) and the 2003 Note (as defined below) within 60 days of the date of this filing, representing 56.3% of the currently outstanding common stock of the Issuer and assuming the issuance of such 17,133,327 shares of common stock.

This Amendment No. 8 to Schedule 13D (this “Eighth Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”), Amendment No. 1 to the Schedule 13D (the “First Amendment”), Amendment No. 2 to the Schedule 13D (the “Second Amendment”), Amendment No. 3 to the Schedule 13D (the “Third Amendment”), Amendment No. 4 to the Schedule 13D (the “Fourth Amendment”), Amendment No. 5 to the Schedule 13D (the “Fifth Amendment”), Amendment No. 6 to the Schedule 13D (the “Sixth Amendment”) and Amendment No. 7 to the Schedule 13D (the “Seventh Amendment”) filed by the parties with the Securities and Exchange Commission (the “Commission”) on June 7, 2001, June 16, 2003, July 11, 2003, June 3, 2005, January 5, 2007, July 3, 2007, January 4, 2008 and May 30, 2008, respectively. Except as specifically amended below, all other provisions of the Schedule 13D, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment and the Seventh Amendment remain in effect.

Item 2.	Identity and Background.

The following paragraphs amend and supplement Item 2:

This Eighth Amendment is being filed jointly by the parties to the Schedule 13D, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment and the Seventh Amendment.

Appendix B is amended to include the following information with respect to the executive officers and directors of the parties jointly filing the Schedule 13D:

(a)	name;

(b)	business address (or residence where indicated);

(c)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(d)	citizenship.

Except as described below, during the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Appendix A or Appendix B hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

In July 2007, the CFTC found that on certain occasions from 2001 to 2005 Merrill Lynch Alternative Investments (“MLAI”) violated CFTC Regulation 4.22(c) by failing to timely file commodity pool annual reports with the National Futures Association and to timely distribute such reports to pool participants. Without admitting or denying the allegations, MLAI agreed to a cease-and-desist order and paid a fine in the amount of $500,000.

As part of a settlement relating to managing auctions for auction rate securities, the Commission accepted the offers of settlement of 15 broker-dealer firms, including Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), and issued a settlement order on May 31, 2006. The Commission found, and MLPF&S neither admitted nor denied, that respondents (including MLPF&S) violated section 17(a)(2) of the Securities Act of 1933 by managing auctions for auction rate securities in ways that were not adequately disclosed or that did not conform to disclosed procedures. MLPF&S consented to a cease and desist order, a censure, a civil money penalty, and compliance with certain undertakings.

On March 13, 2006, MLPF&S entered into a settlement with the Commission whereby the Commission alleged, and MLPF&S neither admitted nor denied, that MLPF&S failed to furnish promptly to representatives of the Commission electronic mail communications (“e-mails”) as required under Section 17(a) of the Exchange Act and Rule 17a-4(j) thereunder. The Commission also alleged, and MLPF&S neither admitted nor denied, that MLPF&S failed to retain certain e-mails related to its business as such in violation of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) thereunder. Pursuant to the terms of the settlement, MLPF&S consented to a cease and desist order, a censure, a civil money penalty of $2,500,000, and compliance with certain undertakings relating to the retention of e-mails and the prompt production of e-mails to the Commission.

In March 2005, Merrill Lynch & Co., Inc. and certain of its affiliates (Merrill Lynch & Co., Inc. and its affiliates collectively, “Merrill Lynch”) reached agreements with the State of New Jersey and the New York Stock Exchange (the “NYSE”) and reached an agreement in principle with the State of Connecticut pursuant to which Merrill Lynch, without admitting or denying the allegations, consented to a settlement that included findings that it failed to maintain certain books and records and to reasonably supervise a team of former financial analysts (“FAs”) who facilitated improper market timing by a hedge fund client. Merrill Lynch terminated the FAs in October 2003, brought the matter to the attention of regulators, and cooperated fully in the regulators’ review. The settlement will result in aggregate payments of $13.5 million.

In March 2005, Merrill Lynch reached an agreement in principle with the NYSE pursuant to which Merrill Lynch, without admitting or denying the allegations, later consented to a settlement that included findings with regard to certain matters relating to the failure to deliver prospectuses for certain auction rate preferred shares and open-end mutual funds; the failure to deliver product descriptions with regard to certain exchange-traded funds; the failure to ensure that proper registration qualifications were obtained for certain personnel; issues with regard to the retention, retrieval and review of e-mails; isolated lapses in branch office supervision; late reporting of certain events such as customer complaints and arbitrations; the failure to report certain complaints in quarterly reports to the NYSE due to a systems error; and partial non-compliance with Continuing Education requirements. The settlement resulted in a payment of $10 million to the NYSE.

On November 3, 2004, a jury in Houston, Texas convicted four former Merrill Lynch employees of criminal misconduct in connection with a Nigerian barge transaction that the government alleged helped Enron inflate its 1999 earnings by $12 million. The jury also found that the transaction led to investor losses of $13.7 million. Those convictions were reversed by a federal appellate court on August 1, 2006, except for one conviction against one employee based on perjury and obstruction of justice. The government has appealed the reversals. In 2003, Merrill Lynch agreed to pay $80 million to settle Commission charges that it aided and abetted Enron's fraud by engaging in two improper year-end transactions in 1999, including the Nigerian barge transaction. The $80 million paid in connection with the settlement with the Commission will be made available to settle investor claims. In September 2003, the United States Department of Justice agreed not to prosecute Merrill Lynch for crimes that may have been committed by its former employees related to certain transactions with Enron, subject to certain understandings, including Merrill Lynch’s continued cooperation with the Department, its acceptance of responsibility for conduct of its former employees, and its agreement to adopt and implement new policies and procedures related to the integrity of client and counter-party financial statements, complex structured finance transactions and year-end transactions.

On or about June 27, 2003, the Attorney General for the State of West Virginia brought an action against the defendants that participated in the April 28, 2003, settlement described below. The action, filed in the West Virginia State Court, alleged that the defendants’ research practices violated the West Virginia Consumer Credit and Protection Act. On September 16, 2005, the Circuit Court of Marshall County, West Virginia, dismissed the case, following an earlier decision by the West Virginia Supreme Court holding that the West Virginia Attorney General lacked authority to bring the claims. On April 28, 2003, the Commission, NYSE, National Association of Securities Dealers, and state securities regulators announced that the settlements-in-principle that the regulators had disclosed on December 20, 2002, had been reduced to final settlements with regard to ten securities firms, including Merrill Lynch. On October 31, 2003, the United States District Court for the Southern District of New York entered final judgments in connection with the April 28, 2003 research settlements. The final settlements pertaining to Merrill Lynch, which involved both monetary and non-monetary relief, brought to a conclusion the regulatory actions against Merrill Lynch related to its research practices. Merrill Lynch entered into these settlements without admitting or denying the allegations and findings by the regulators, and the settlements did not establish wrongdoing or liability for purposes of any other proceedings.

For further information, reference is made to the Form ADV of Merrill Lynch on file with, and publicly available on the website of, the Commission.

Item 4.	Purpose of Transaction

The following paragraphs amend and supplement Item 4:

On July 3, 2003, PSi Technologies, Inc. (“PSi Technologies”) issued to Merrill Lynch Global Emerging Markets Partners, LLC (“MLGEMP LLC”) a $4.0 million aggregate principal amount 10% Senior Subordinated Note (the “2003 Note”).  On July 31, 2008, MLGEMP LLC and PSi Technologies entered into the Second Amendment to Exchangeable Senior Subordinate Note pursuant to which the maturity date of the 2003 Note was changed from July 31, 2008 to August 15, 2008.  MLGEMP LLC expects that between the date hereof and August 15, 2008, MLGEMP LLC and PSi Technologies will continue discussions concerning further amendments to the 2003 Note, which amendments are expected to include, but may not be limited to, further extending the maturity date of the 2003 Note, lowering the price per share of common stock of PSi Technologies Holdings, Inc. (the “Issuer”) at which the principal amount of the 2003 Note and the interest accrued thereon may be exchanged into shares of common stock of the Issuer, or a combination of the foregoing.

Except as set forth above, as of the date hereof, none of the reporting persons, or to the knowledge or belief of the reporting persons, any of the individuals listed in Appendix B, has any present plan or intention which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

MLGEMP LLC from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities.  Based upon such review, and subject to the restrictions set forth in agreements it has entered into with PSi Technologies and the Issuer, MLGEMP LLC will take such actions in the future as MLGEMP LLC may deem appropriate in light of the circumstances existing from time to time.

Item 5.	Interest in Securities of the Issuer.

The following paragraphs amend and supplement Item 5:

PSi Technologies issued the 2003 Note to MLGEMP LLC on July 3, 2003.  Pursuant to the terms of the Note, the Issuer may elect to pay any of the accrued interest by adding it to the principal amount of the 2003 Note, as the Issuer has done on each June 30 and December 31 since June 30, 2005.  On July 31, 2008, MLGEMP LLC and PSi Technologies

entered into the Second Amendment to Exchangeable Senior Subordinated Note pursuant to which the maturity date of the 2003 Note was changed from July 31, 2008 to August 15, 2008.  As of June 30, 2008, the interest accrued since December 31, 2007 was added to the principal amount of the 2003 Note and, on August 15, 2008, the maturity date of the 2003 Note, the interest accrued since June 30, 2008 will be added to the principal amount of the 2003 Note.  At such time, the aggregate principal amount of the 2003 Note and the interest accrued thereon will be approximately $5,653,722.  As of August 15, 2008, the 2003 Note will be exchangeable for approximately 5,333,700 shares of common stock of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit	Description

99.1	Second Amendment to Exchangeable Senior Subordinated Note, dated July 31, 2008, between Merrill Lynch Global Emerging Markets Partners, LLC and PSi Technologies, Inc.

99.2
Joint Filing Agreement dated as of August 5, 2008, among Merrill Lynch Global Emerging Markets Partners, LLC; Merrill Lynch Global Emerging Markets Partners II, LLC; Merrill Lynch Global Emerging Markets Partners, L.P.; Merrill Lynch & Co., Inc.; Merrill Lynch Group, Inc.; ML IBK Positions, Inc.; Merrill Lynch Global Private Equity, Inc. and Merrill Lynch Global Capital, L.L.C.

99.3	Power of Attorney by and on behalf of Merrill Lynch Group, Inc.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Date:  August 5, 2008

MERRILL LYNCH GLOBAL EMERGING	MERRILL LYNCH & CO., INC.
MARKETS PARTNERS, LLC
By: /s/ Jonathan N. Santelli
By: Merrill Lynch Global Emerging	Name: Jonathan N. Santelli
Partners, L.P.,	Title: Assistant Secretary
as its Managing Member
MERRILL LYNCH GROUP, INC.
By: Merrill Lynch Global Capital L.L.C.,
as its General Partner	By: /s/ Jonathan N. Santelli
Name: Jonathan N. Santelli
By: Merrill Lynch Global Private Equity,	Title: Authorized Person*
Inc.,
as its Managing Member	ML IBK POSITIONS, INC.

By: /s/ Douglas P. Madden	By: /s/ Douglas P. Madden
Name: Douglas P. Madden	Name: Douglas P. Madden
Title: Assistant Secretary	Title: Assistant Secretary

MERRILL LYNCH GLOBAL EMERGING	MERRILL LYNCH GLOBAL PRIVATE
MARKETS PARTNERS II, LLC	EQUITY, INC.

By: Merrill Lynch Global Emerging	By: /s/ Douglas P. Madden
Partners, L.P.,	Name: Douglas P. Madden
as its Managing Member	Title: Assistant Secretary

By: Merrill Lynch Global Capital L.L.C.,	MERRILL LYNCH GLOBAL CAPITAL,
as its General Partner	L.L.C.

By: Merrill Lynch Global Private Equity,	By: Merrill Lynch Global Private Equity,
Inc.,	Inc.
as its Managing Member	Its Managing Member

By: /s/ Douglas P. Madden	By: /s/ Douglas P. Madden
Name: Douglas P. Madden	Name: Douglas P. Madden
Title: Assistant Secretary	Title: Assistant Secretary

MERRILL LYNCH GLOBAL EMERGING
MARKETS PARTNERS,
L.P.

By: Merrill Lynch Global Capital, L.L.C.
Its General Partner

By: Merrill Lynch Global Private Equity,
Inc.
Its Managing Member

By: /s/ Douglas P. Madden
Name: Douglas P. Madden
Title: Assistant Secretary

* See the Power of Attorney attached hereto as Exhibit 99.3.

APPENDIX A

CORPORATIONS, LIMITED PARTNERSHIP
AND LIMITED LIABILITY COMPANIES

The names and principal businesses of the reporting persons are set forth below.  Unless otherwise noted, the reporting persons have as the address of their principal business and office 4 World Financial Center, North Tower, New York, NY 10080.

NAME	PRINCIPAL BUSINESS

Merrill Lynch Global Emerging Markets Partners, L.P.	Investment partnership.

Merrill Lynch Global Capital, L.L.C.	Acts as general partner for an investment partnership.

Merrill Lynch Global Private Equity, Inc.	Acts as a manager of the affairs of the general partner in investment partnerships.

ML IBK Positions, Inc.	Holds proprietary investments for Merrill Lynch & Co., Inc.

Merrill Lynch Group, Inc.	Holding company.

Merrill Lynch & Co., Inc.	A holding company that, through its subsidiaries and affiliates, provides investment, financing, insurance and related services on a global basis.

Merrill Lynch Global Emerging Markets Partners, LLC	Investment Entity

Merrill Lynch Global Emerging Markets Partners II, LLC	Investment Entity

APPENDIX B

EXECUTIVE OFFICERS AND DIRECTORS

The names and principal occupations of each of the executive officers and directors of Merrill Lynch Global Private Equity, Inc., ML IBK Positions, Inc., Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc. are set forth below.  Unless otherwise noted, all of these persons are United States citizens, and have as their business address 4 World Financial Center, New York, NY 10080.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, LLC

Merrill Lynch Global Emerging Markets Partners, L.P. is the managing member of Merrill Lynch Global Emerging Markets Partners, LLC.  See Appendix A and the information set forth below with respect to Merrill Lynch Global Emerging Markets Partners, L.P.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS II, LLC

Merrill Lynch Global Emerging Markets Partners, L.P. is the managing member of Merrill Lynch Global Emerging Markets Partners II, LLC.  See Appendix A and the information set forth below with respect to Merrill Lynch Global Emerging Markets Partners, L.P.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, L.P.

Merrill Lynch Global Capital, L.L.C. is the general partner of Merrill Lynch Global Emerging Markets Partners, L.P.  See Appendix A and the information set forth below with respect to Merrill Lynch Global Capital, L.L.C.

MERRILL LYNCH GLOBAL CAPITAL, L.L.C.

Merrill Lynch Global Private Equity, Inc. is the managing member of Merrill Lynch Global Capital, L.L.C.  See Appendix A and the information set forth below with respect to Merrill Lynch Global Private Equity, Inc.

MERRILL LYNCH GLOBAL PRIVATE EQUITY, INC.

EXECUTIVE OFFICERS AND DIRECTORS	PRESENT PRINCIPAL OCCUPATION

Nathan C. Thorne Director, President	President, Global Private Equity

George A. Bitar Director, Managing Director	Managing Director, Global Private Equity

Guido Padovano Director, Managing Director Citizenship: Italy	Managing Director, Global Private Equity

Mandakini Puri Director, Managing Director	Senior Vice President, Global Private Equity

Brian A. Renaud Director, Managing Director	Managing Director, Global Private Equity

ML IBK POSITIONS, INC.

EXECUTIVE OFFICERS AND DIRECTORS	PRESENT PRINCIPAL OCCUPATION

Gary M. Carlin President	Managing Director, Corporate Finance

Nathan C. Thorne Director, Vice President	President, Global Private Equity

George A. Bitar Director, Vice President	Managing Director, Global Private Equity

John D. Fallon Director	Director, Global Asset Backed Finance

Martin J. McInerney Director, Vice President	Director, Global Principal Investments

Mandakini Puri Director, Vice President	Senior Vice President, Global Private Equity

Steven M. Glassman Director, Vice President	Managing Director, Global High Yield and Real Estate Finance

MERRILL LYNCH GROUP, INC.

EXECUTIVE OFFICERS AND DIRECTORS	PRESENT PRINCIPAL OCCUPATION

Richard B. Alsop Director and Vice President	Senior Vice President, Corporate Law

Marlene B. Debel Director	Managing Director, Global Treasury

D. Kevin Dolan Director, Chairman of the Board	Senior Vice President, Corporate Tax

Gary M. Carlin Director, President	Managing Director, Global Finance

MERRILL LYNCH & CO., INC.

EXECUTIVE OFFICERS AND DIRECTORS	PRESENT PRINCIPAL OCCUPATION

Rosemary T. Berkery Executive Officer	Executive Vice President; Vice Chairman; General Counsel

Carol T. Christ Director	President, Smith College c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Armando M. Codina Director	President and Chief Executive Officer of Flagler Development Group c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Virgis W. Colbert Director	Corporate Director c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Alberto Cribiore Director	Managing Principal, Brera Capital Partners c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Nelson Chai Executive Officer	Executive Vice President, Chief Financial Officer

John D. Finnegan Director	Chairman of the Board, President and Chief Executive Officer of The Chubb Corporation c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Gregory J. Fleming Executive Officer	President; Chief Operating Officer

Judith Mayhew Jonas Director Citizenship: United Kingdom	Corporate Director c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Robert J. McCann Executive Officer	Executive Vice President; President, Vice Chairman, Global Wealth Management

Aulana L. Peters Director	Corporate Director c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Joseph W. Prueher Director	Corporate Director, Consulting Professor to the Stanford-Harvard Preventive Defense Project c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Ann N. Reese Director	Co-Founder and Co-Executive Director of the Center for Adoption Policy c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Charles O. Rossotti Director	Senior Advisor to The Carlyle Group c/o Corporate Secretary’s Office 222 Broadway, 17th Fl. New York, NY 10038

John A. Thain Director and Executive Officer	Chairman of the Board and Chief Executive Officer